UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 19, 2021

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Report on Form 20-F dated February 18, 2021

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 19, 2021

By: /s/ Karen Rowe --------------------------------
Karen Rowe
Assistant Secretary

18 February 2021
Barclays PLC

Annual Report on Form 20-F

The Annual Report on Form 20-F for Barclays PLC for the year ended 31 December 2020 (the "Form 20-F") has been filed with the US Securities and Exchange Commission and is also available on our website, home.barclays/annualreport. A copy has also been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Note for Barclays shareholders

Barclays shareholders, including holders of Barclays American Depositary Receipts (ADRs), can receive a printed copy of the audited financial statements for Barclays PLC for the year ended 31 December 2020 upon request, free of charge, in the following way:

Ordinary shareholders
Address: Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA
Tel: 0371 384 2055*(in the UK)
or +44 (0) 121 415 7004 (from overseas)
Contact us via www.shareview.co.uk

* lines open 8.30am to 5.30pm (UK time) Monday to Friday, excluding public holidays in England and Wales.

ADR Holders
Shareowner Services
PO Box 64504, St Paul, MN 55164-0504, USA
Toll free: 1-800-990-1135 (US and Canada)
Outside the US and Canada: +1 651 453 2128
StockTransfer@equiniti.com or visit https://www.adr.com

Delivery of ADR certificates and overnight mail
Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120, USA

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

About Barclays

Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.  For further information about Barclays, please visit our website home.barclays